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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                             MIDLAND RESOURCES, INC.
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                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                   Series B Warrants to Purchase Common Stock

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                         (Title of Class of Securities)

                                   597711 10 0
                                   597711 12 6
              -----------------------------------------------------
                                 (CUSIP Number)

       Robbie Jean Warley, 85 Wickham Road, Glastonbury, Connecticut 06033
                                 (860) 657-2498
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 5, 1998
              -----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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
CUSIP No.  597711  10  0   and   597711  12  0

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                        Robbie Jean Warley

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                          (a)     [ ]
                                                                                          (b)     [ ]
3.       SEC USE ONLY


4.       SOURCE OF FUNDS (See Instructions)
                        00

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
         OR 2(e)

                                                                                                  [ ]
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:               United States

         NUMBER OF            7.     SOLE VOTING POWER:     829,117
          SHARES
       BENEFICIALLY           8.     SHARED VOTING POWER
         OWNED BY
           EACH               9.     SOLE DISPOSITIVE POWER:     829,117
        REPORTING
          PERSON              10.    SHARED DISPOSITIVE POWER
          WITH

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                  829,117

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                  [ ]
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  18.1%

14.      TYPE OF REPORTING PERSON (See Instructions)

                                  IN



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Item 1.  Security  and  Issuer

         The class of equity securities to which this Schedule 13D relates is the common stock, par value $.001 per share ("Common Stock"), and Warrants to Purchase Common Stock, Series B, of Midland Resources, Inc., a Texas corporation, whose address is 616 FM 1690 West, Suite 600, Houston, Texas 77090.

Item 2.  Identity  and  Background

         This Schedule 13D is being filed by Robbie Jean Warley ("Warley"), an individual, whose address is 85 Wickham Road, Glastonbury, Connecticut 06033, and whose present principal occupation is homemaker.

         Warley has not, during the last 5 years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

         Warley has not, during the last 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source  and  Amount  of  Funds  or  Other  Consideration

         On February 5, 1998, the Presiding Judge of the 221ST District Court of Montgomery County, Texas, in Cause No. 96-01-00092-CV, approved an Agreed
Final Decree of Divorce (the "Decree") between Robbie Jean Warley and Deas H. Warley III. The Decree became final on March 7, 1998.

         Pursuant to the Decree, Warley is entitled to receive from Deas H. Warley III the following securities of Midland Resources, Inc.

         (a)      697,456 shares of Common Stock;

         (b) Series B Warrants to purchase 116, 561 shares of Common Stock at an exercise price of $4.00 per share, expiring on November 1, 2002; and

         (c) a non-qualified stock option to purchase 15,000 shares of Common Stock at an exercise price of $2.375 per share, expiring on December 31, 1999.




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Item 4.  Purpose of Transaction

         The securities described in Item 3 above have been or will be acquired in fulfillment of the Decree.

         Warley has no current plans or proposals which would relate to or result in:

         (a) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Midland Resources, Inc. or any of its subsidiaries;

         (b) A sale or transfer of a material amount of assets of Midland Resources, Inc. or any of its subsidiaries;

         (c) Any change in the present board of directors or management of Midland Resources, Inc., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (d) Any material change in the present capitalization or dividend policy of Midland Resources, Inc.;

         (e) Any other material change in the business or corporate structure of Midland Resources, Inc.;

         (f) Changes in the charter, bylaws or instruments of Midland Resources, Inc. corresponding thereto or other actions which may impede the acquisition of control of Midland Resources, Inc. by any person;

         (g) Causing a class of securities of Midland Resources, Inc. to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of Midland Resources, Inc. becoming eligible for termination of registration pursuant to
                  Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (i)      Any action similar to any of those enumerated above.

         Although the number of shares of Common Stock beneficially owned by Warley does not constitute a majority of the outstanding shares of Common Stock, the number of shares of Common Stock beneficially owned by Warley may be deemed sufficient to influence control over Midland Resources, Inc.

         It is possible that at a future date Warley might acquire or dispose of shares of Common Stock, through open market or privately negotiated transactions or through the exercise or expiration of the Warrants and non-qualified stock option. Any such future decision will be made by Warley


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in light of the then current financial condition and prospects of Midland
Resources, Inc, the market price of the Common Stock, the financial position of Warley and other relevant factors.

Item 5.  Interest in Securities of the Issuer

         (a) Warley is the beneficial owner of 697,556 shares of Common Stock, being approximately 18.1% of the issued and outstanding Common Stock of Midland Resources, Inc.

         (b) Warley has sole voting and investment power.

         (c) No transactions in the Common Stock were effected during the past 60 days by Warley.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except for the transfer of the securities from Deas H. Warley III to Robbie Jean Warley pursuant to the terms of the Decree, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any persons with respect to any securities of Midland Resources, Inc.

Item 7.  Material to be filed as Exhibits

         None.


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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 /s/  Robbie Jean Warley
                                                 -------------------------------
                                                 Robbie Jean Warley

March 10, 1998







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